UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Martell Broadcasting Systems, Inc

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   California

   Date of organization
   November 15, 2013

Physical address of issuer
1601 North Vine Street, Hollywood, CA 90028

Website of issuer
http://www.martellbroadcasting.com/

Current number of employees
7

	Most recent fiscal year-end	Prior fiscal year-end


APRIL 25TH 2018

FORM C-AR

Martell Broadcasting Systems, Inc




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Martell Broadcasting Systems, Inc, a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.martellbroadcasting.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28th 2018.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Martell Broadcasting Systems, Inc (the "Company") is a California Corporation, formed on November 15, 2013.

The Company is located at 1601 North Vine Street, Hollywood, CA 90028.

The Company's website is http://www.martellbroadcasting.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

We are a startup company providing a streaming on-demand video service ("SVOD") through our software application Zenither. We leverage our proprietary technology and deep expertise to help enterprises and organizations of varying sizes manage complex and dynamic operational and administrative processes that are frequently managed internally. Our type of business activities that primarily generate revenue – sale of ad inventory that is displayed alongside video entertainment content, paid subscriptions for access to premium content and licensing commissions. These solutions consist primarily of our cloud-based technology offerings that automate some aspects of SVOD operations. Our SVOD operations consist of a new venture. The company has to this date operated as a holding company for the technology IP and has no generated no revenue.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of Zenither is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved video streaming content and thus may be better equipped than us to develop and commercialize video streaming content. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our video streaming content will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services

are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of video streaming content, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell or license us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Furthermore, compliance with the European Union's GDPR may increase costs and be complicated. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by encrypting files and using standard methods of data protection. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Akim Anastopoulo, who is our Chief Operating Officer, March 20th 2018 to Present and a Board Director, March 20th 2018 to Present; and Carey Martell, who is Chairman, CEO, President and Secretary - January 1st 2014 of the Company.

The Company has or intends to enter into employment agreements with Akim Anastopoulo and Carey Martell although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Akim Anastopoulo and

Carey Martell or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Akim Anastopoulo and Carey Martell in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Akim Anastopoulo and Carey Martell die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. [In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.] If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Changes in government regulation could adversely impact our business.
The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our Zenither video streaming platform is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our Zenither video streaming platform is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.
On 26 February 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could cause changes in costs to distribute content or impact the speed at which users of the Zenither video streaming application can download and watch videos. Therefore the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase

our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.
The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The

proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute cable network and broadcast television programming, filmed entertainment, news articles, written content, literature, music and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations, freelance writers, photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users, customers and/or audience ratings for our content. Finally, if the television ratings system is not changed so that it captures the viewership of programming through digital video recorders, VOD and mobile devices, advertisers may not be willing to pay advertising rates based on the increasing viewership that occurs after the initial airing of a program and on digital platforms.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure

systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers and electronic software download stores, many of whom distribute products from competing manufacturers.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business
We are a startup company providing a streaming on-demand video service ("SVOD") through our software application Zenither. We leverage our proprietary technology and deep expertise to help enterprises and organizations of varying sizes manage complex and dynamic operational and administrative processes that are frequently managed internally. Our type of business activities that primarily generate revenue – sale of ad inventory that is displayed alongside video entertainment content, paid subscriptions for access to premium content and licensing commissions. These solutions consist primarily of our cloud-based technology offerings that automate some aspects of SVOD operations. Our SVOD operations consist of a new venture. The company has to this date operated as a holding company for the technology IP and has no generated no revenue.

Business Plan
Overview. We are a startup company providing a streaming on-demand video service ("SVOD") through our software application Zenither. We leverage our proprietary technology and deep expertise to help enterprises and organizations of varying sizes manage complex and dynamic operational and administrative processes that are frequently managed internally. Our type of business activities that primarily generate revenue – sale of ad inventory that is displayed alongside video entertainment content, paid subscriptions for access to premium content and licensing commissions. These solutions consist primarily of our cloud-based technology offerings that automate some aspects of SVOD operations. Our SVOD operations consist of a new venture. The company has to this date operated as a holding company for the technology IP and has no generated no revenue. We originally founded our business on November 15, 2013 to develop the SVOD platform originally called 'Martell TV' but now known as 'Zenither'. The business was boot-strapped and raised no capital, so has operated as a holding company for the SVOD IP for the past several years. Although our business has not grown in recent years, we expect it to do so in the coming years, due to the launch of the Zenither app into the market. Although there is no guarantee that our predictions are correct, we generally expect to see new trends in our revenue and cash flows in the coming years. Nonetheless, it may be years before Investors see a return on their investment, if they do at all. Competitors. MBS, Inc. intends to compete in the market against other video streaming platforms in regards to our ability to offer content owners the means to directly sell ad inventory against their video content. We will also compete in offering premium video content for a monthly paid subscription fee.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market

We have developed Zenither, an easy to use, channel surfing experience. Our internet platform is designed to empower visual creators and their audiences. Our goal is to liberate viewers from the traditional cable TV model by empowering content owners to operate independent networks with a global reach. The proceeds from the Offering were used toward completing development of Zenither, with additional funds obtained through fundraising from accredited investors after the Offering ended.

We distribute our software through the internet. Zenither will be available for watching through our website at www.zenither.com as well as through native applications for platforms such as Android, iOs and Roku TV.

Competition
The Company's primary competitors are Google, Facebook, Amazon, Netflix, Hulu, Pluto TV, and other platforms with a video streaming component.

We have not yet launched to the public market as we are still developing the Zenither application at this time. After Zenither launches to the public market, the markets in which our products are sold are expected to be highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we will compete against other branded products.

Supply Chain and Customer Base
To offer our video services, we license a substantial portion of our programming from, production houses, online content producers as well as from independent sources. We attempt to secure long-term programming distribution agreements with our content providers. We also license individual programs or packages of programs from programming suppliers.

Zenither has not yet launched to the market. We expect that our customers will be individual consumers of our content as well as advertisers eager to connect with such consumers.

Intellectual Property
The Company is dependent on the following intellectual property:

We are in the process of filing patents and trademarks related to intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, and data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation
None

Other
The Company's principal address is 1601 North Vine Street, Hollywood, CA 90028

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Akim Anastopoulo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, March 20th 2018 to Present Board Director, March 20th 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Owner, Anastopoulo Law Firm, LLC. 1987 to Present.

Education
University of Louisville, Bachelor of Arts. 1982 University of South Carolina, Juris Doctor. 1985

Name
Carey Martell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chairman, CEO, President and Secretary - January 1st 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chairman, CEO, President and Secretary, Martell Broadcasting Systems, January 1st 2014 until Present Vice President of Thunder TV, Thunder Studios - January 2015 until September 2015

Education
Washtenaw Community College- Digital Film and Video Production, nondegree. 2007-2008 Northwest Vista College - Film and Television Production, nondegree. 2009-2010 Tech Ranch Austin - Venture Forth and Venture Builder Tech Accelerator Programs, nondegree. 2012-2014

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Akim Anastopoulo

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer, March 20th 2018 to Present Board Director, March 20th 2018 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner, Anastopoulo Law Firm, LLC. 1987 to Present.

Education

University of Louisville, Bachelor of Arts. 1982 University of South Carolina, Juris Doctor. 1985

Name

Carey Martell

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chairman, CEO, President and Secretary - January 1st 2014 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chairman, CEO, President and Secretary, Martell Broadcasting Systems, January 1st 2014 until Present Vice President of Thunder TV, Thunder Studios - January 2015 until September 2015

Education

Washtenaw Community College- Digital Film and Video Production, nondegree. 2007-2008 Northwest Vista College - Film and Television Production, nondegree. 2009-2010 Tech Ranch Austin - Venture Forth and Venture Builder Tech Accelerator Programs, nondegree. 2012-2014

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 7 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock Common Stock
Amount outstanding	26,550
Voting Rights	The holders of shares of the Company's Common stock, $0.0001 par value per share ("Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Type of security	Class A Preferred Stock Preferred Stock
Amount outstanding	50,000,000
Voting Rights	The holders of shares of the Company's Series A Preferred Stock, $0.0001 par value per share, are entitled to ten votes for each share held of record on all matters submitted to a vote of the shareholders.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	_____
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	26,550	$26,550.00	The money was spent on software development, operational overhead, expenses and fees involved with the fundraiser, legal fees and other related business expenses.	December 27, 2017	Regulation CF
Preferred Stock	2,500,000	$900,000.00	The money is spent on software development, operational overhead, legal fees, employee salaries and benefits, marketing, advertising and other related business expenses.	March 20, 2018	Rule 504
_____ _____					Regulation CF

Ownership

A majority of the Company is owned by a few people. Those people are Carey Martell and Akim Anastopoulo. There are additional owners possessing a small number of common shares, who purchased these shares as part of our Title III Offering conducted through Start Engine. These individuals are William R. Owens, Lyle Notice, James Pace, Jonathan Jefferson, Gary Martin, Kerry Ott, Chris Myers, Reginald Allred, Jeff Hodges Jr, Catherine Martell, Marc R. Kassouf, Dale Patch, David Lanfair, James Mondoux, Johnny Johnson, Karin Stephanofsky,Tulio Benitez,

David Lanfair, Doug Simms, Edward Lee, Joseph Gilbertie, Kathryn and Gavin Keefer, Michael DeLaMater, Derrick Towers, Brian Lang, Linda G Zeinalgol, Danny Miller, Patrick Lloyd and Eric Perez.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Carey Martell	49.0%
Akim Anastopoulo	49.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
_____

The Company does not expect to achieve profitability in the next 12 months and intends to focus on completing development of the Zenither platform for launch to the public market in June 2018, as well as marketing the application to users as a destination for high quality video entertainment watching. We expect to raise additional capital to sustain operations as we acquire new customers.

Liquidity and Capital Resources

On 09/27/2017 the Company conducted an offering pursuant to Regulation CF and raised $26,550.

On 03/20/2017 the Company conducted a private placement to an accredited investor, Akim Anastopoulo, and raised $900,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and the private placement.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a family member of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Carey Martell
(Signature)

Carey Martell
(Name)

Chairman, CEO, President and Secretary
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Carey Martell
(Signature)

Carey Martell
(Name)

Chairman, CEO, President and Secretary
(Title)

4/28/2018
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

I, Carey Ray Martell the President, Secretary and Director of Martell Broadcasting Systems, Inc. hereby certify that the financial statements of Martell Broadcasting Systems, Inc. and notes thereto for the periods ending 12/31/2015 (beginning date of review) and 12/31/2016 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9-22-2017 (Date of Execution).

Carey R Martell (Signature)

President, Secretary & Director (Title)

9-22-2017 (Date)

MARTELL BROADCASTING SYSTEMS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2015 and 2016

Together with Independent Accountant's Review Report

R & A

TAX & ACCOUNTING LLC

153 Pine St. Massapequa, NY 11762

Martell Broadcasting Systems, Inc.
Index to Financial Statements
(unaudited)

R&A Tax & Accounting, LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management and Stockholders
Martell Broadcasting Systems, Inc.
San Marcos, Texas

We have reviewed the accompanying financial statements of Martell Broadcasting Systems, Inc., a Delaware Corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and other comprehensive loss, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Standards promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware that there are no material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Anthony Aversano

Anthony Aversano, CPA
License # 104265, New York

Massapequa Park, New York
September 22, 2017

MARTELL BROADCASTING SYSTEMS, INC.
BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(unaudited)

	2016		2015	
Assets				
Current Assets:				
Cash	$	40	$	-
Accounts receivable		-		-
Other current assets		-		-
Total current assets		40		-
Property and equipment, net		-		-
Intangible assets, net		-		-
Other assets		-		-
Total assets	$	40	$	-
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	-	$	-
Accrued liabilities		-		-
Deferred revenue		-		-
Notes payable - current		-		-
Total current liabilities		-		-
Notes payable, long term, net of current portion		-		-
Total Liabilities		-		-
Commitments and contingencies (Note 6)		-		-
Stockholders' Equity: (Note 8)				
Preferred Stock		-		-
Common Stock		40		-
Additional paid-in capital		-		-
Accumulated other comprehensive income		-		-
Accumulated deficit		-		-
Total stockholders' equity		40		-
Total liabilities and stockholders' equity	$	40	$	-

MARTELL BROADCASTING SYSTEMS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

(unaudited)

	2016	2015
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit	-	-
Operating Expenses:		
General and administrative	-	-
Sales and marketing	-	-
Research and development	-	-
Total operating expenses	-	-
Operating income (loss)	-	-
Other income (expense):		
Interest expense	-	-
Interest income	-	-
Other expense	-	-
Total other income (expense)	-	-
Income (loss) before provision for income taxes	-	-
Provision for income taxes	-	-
Net income (loss)	-	-
Foreign currency translation adjustment	-	-
Comprehensive income (loss)	$ -	$ -

See accompanying independent accountant's review report
and notes to the financial statements

MARTELL BROADCASTING SYSTEMS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	Preferred Shares		Common Shares		Additional Paid-In	Accumulated Other Comprehensive	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Equity
December 31, 2015	- $	-	- $	- $	- $	- $	- $	- $	-
Proceeds from purchase of common shares	-	-	2,750,000	40	-	-	-	40
Contributions from owner	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	-
Other comprehensive loss	-	-	-	-	-	-	-	-
December 31, 2016	- $	-	2,750,000 $	40 $	- $	- $	- $	40

2,750,000 shares of common stock were held by Carey Martell, representing 100% of all shares the Company had issued to date.

See accompanying independent accountant's review report
and notes to the financial statements

MARTELL BROADCASTING SYSTEMS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(unaudited)

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ -	$ -
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	-	-
Amortization of intangible assets	-	-
Other operating activities	-	-
Change in operating assets and liabilities:		
Accounts receivable	-	-
Inventory	-	-
Other current assets	-	-
Accounts payable	-	-
Accrued liabilities	-	-
Deferred revenue	-	-
Net cash used in operating activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	-	-
Purchases of intangible assets	-	-
Deposits and other	-	-
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from note payable	-	-
Repayment of notes payable	-	-
Proceeds from common stock	40	-
Other financing activities	-	-
Net cash provided by financing activities	40	-
Effect of exchange rate changes on cash and cash equivalents	-	-
Net increase (decrease) in cash and cash equivalents	40	-
Cash and cash equivalents at the beginning of the period	-	-
Cash and cash equivalents at the end of the period	$ 40	$ -

See accompanying independent accountant's review report
and notes to the financial statement

MARTELL BROADCASTING SYSTEMS, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Martell Broadcasting Systems, Inc. was formed on 11/15/2013 ("Inception") in the State of Delaware. The financial statements of Martell Broadcasting Systems, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Brooklyn, New York.

Martell Broadcasting Systems, Inc. is a startup company providing a streaming on-demand video service ("SVOD") through its software application Zenither. The Company leverages proprietary technology and deep expertise to help enterprises and organizations of varying sizes manage complex and dynamic operation and administrative processes that are frequently managed internally.

The type of business activities that primarily generate revenue for the Company are the sale of ad inventory that is displayed alongside video entertainment content, paid subscriptions for access to premium content and licensing commissions.

These solutions consist primarily of our cloud-based technology offerings that automate some aspects of SVOD operations. SVOD operations consist of a new venture. The company has to this date operated as a holding company for the technology IP and has not generated any revenue.

The Company originally founded our business on November 15, 2013 to develop the SVOD platform originally called 'Martell TV', but it is now known as 'Zenither'. The business was boot-strapped and raised no capital, as it has operated as a holding company for the SVOD IP for the past several years.

Although the business has not grown in recent years, it expects to do so in the coming years, due to the launch of the Zenither application into the market. Although there is no guarantee that the predictions are correct, the Company generally expects to see new trends in its revenue and cash flows in the coming years. Nonetheless, it may be years before Investors see a return on their investment, if they do at all.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from ad revenue, content licensing fees and paid premium content subscriptions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since 2015. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs

to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

The Company has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

From Company inception until September 6th, 2017 the Company was authorized to issue up to 10,000,000 shares of common stock with 2,750,000 of these shares held by Carey Ray Martell. By Unanimous Consent of the Board of Directors the Company amended the Company bylaws to create two class of stock -- Preferred Class A Stock and Common Stock, which became effective on September 15th, 2017 when the Restated Certificate was filed with the state of Delaware.

Immediately upon filing of the Restated Certificate, Carey Martell exchanged all of the common stock held by Carey Martell for 5,000,000 shares of Series A Preferred Stock of the Corporation.

Common Stock
The Company authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. The Company has not issued any of these shares to date.

Preferred Class A Stock
The Company authorized the issuance of 5,000,000 shares of our Preferred Class A stock with par value of $0.0001. All of these shares have been issued to the founder and President Carey Ray Martell.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's President incurred approximately $80,000 of expenses on behalf of the Company. The President does not intend to seek repayment for these expenses.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through September 22, 2017, the issuance date of these financial statements.

As stated in Note 5, from Company inception until September 6th, 2017 the Company was authorized to issue up to 10,000,000 shares of common stock with 2,750,000 of these shares held by Carey Ray Martell. As a material event, By Unanimous Consent of the Board of Directors the Company amended the Company bylaws to create two class of stock -- Preferred Class A Stock and Common Stock, which became effective on September 15th, 2017 when the Restated Certificate was filed with the state of Delaware. Immediately upon filing of the Restated Certificate, Carey Martell exchanged all of the common stock held by Carey Martell for 5,000,000 shares of Series A Preferred Stock of the Corporation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Form **1120**

Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return

For calendar year 2016 or tax year beginning _____, 2016, ending _____, 20 _____

▶ Information about Form 1120 and its separate Instructions is at *www.irs.gov/form1120.*

OMB No. 1545-0123

2016

A Check if:			B Employer identification number
1a Consolidated return (attach Form 851) ☐	**TYPE OR PRINT**	Name **MARTELL BROADCASTING SYSTEMS INC.**	46-4501388
b Life/nonlife consolidated return . . ☐		Number, street, and room or suite no. If a P.O. box, see Instructions.	C Date incorporated
2 Personal holding co. (attach Sch. PH) . ☐		**1120 PALOMINO LN**	11/20/2013
3 Personal service corp. (see instructions) . ☐		City or town, state, or province, country, and ZIP or foreign postal code	D Total assets (see Instructions)
4 Schedule M-3 attached ☐		**SAN MARCOS, TX 78666**	$ 40

E Check if: (1) ☑ Initial return (2) ☐ Final return (3) ☐ Name change (4) ☐ Address change

Income

1a	Gross receipts or sales	1a	0	
b	Returns and allowances	1b		
c	Balance. Subtract line 1b from line 1a		1c	0
2	Cost of goods sold (attach Form 1125-A)		2	
3	Gross profit. Subtract line 2 from line 1c		3	0
4	Dividends (Schedule C, line 19)		4	
5	Interest		5	
6	Gross rents		6	
7	Gross royalties		7	
8	Capital gain net income (attach Schedule D (Form 1120))		8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)		9	
10	Other income (see instructions—attach statement)		10	
11	**Total income.** Add lines 3 through 10 ▶		11	0

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E) ▶		12	
13	Salaries and wages (less employment credits)		13	
14	Repairs and maintenance		14	
15	Bad debts		15	
16	Rents		16	
17	Taxes and licenses		17	
18	Interest		18	
19	Charitable contributions		19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)		20	
21	Depletion		21	
22	Advertising		22	
23	Pension, profit-sharing, etc., plans		23	
24	Employee benefit programs		24	
25	Domestic production activities deduction (attach Form 8903)		25	
26	Other deductions (attach statement)		26	
27	**Total deductions.** Add lines 12 through 26 ▶		27	0
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.		28	0
29a	Net operating loss deduction (see instructions)	29a		
b	Special deductions (Schedule C, line 20)	29b		
c	Add lines 29a and 29b		29c	

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions		30	0
31	Total tax (Schedule J, Part I, line 11)		31	0
32	Total payments and refundable credits (Schedule J, Part II, line 21)		32	
33	Estimated tax penalty. See instructions. Check if Form 2220 is attached ▶ ☐		33	
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed		34	0
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid		35	
36	Enter amount from line 35 you want: Credited to 2017 estimated tax ▶ _____ Refunded ▶		36	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

▶ *[signature]* Signature of officer   Date 6-2-2017   Title PRESIDENT

May the IRS discuss this return with the preparer shown below? See instructions. ☐ Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN

Firm's name ▶ _____   Firm's EIN ▶ _____

Firm's address ▶ _____   Phone no. _____

For Paperwork Reduction Act Notice, see separate instructions.   Cat. No. 11450Q   Form **1120** (2016)

Schedule C	Dividends and Special Deductions (see instructions)	(a) Dividends received	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, or 12 . . .			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471) .			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 . . . ▶	0		
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b . . . . ▶			0

Schedule J Tax Computation and Payment (see instructions)

Part I–Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ▶ ☐				
2	Income tax. Check if a qualified personal service corporation. See instructions ▶ ☐			2	
3	Alternative minimum tax (attach Form 4626)			3	
4	Add lines 2 and 3			4	0
5a	Foreign tax credit (attach Form 1118)	5a			
b	Credit from Form 8834 (see instructions)	5b			
c	General business credit (attach Form 3800)	5c			
d	Credit for prior year minimum tax (attach Form 8827)	5d			
e	Bond credits from Form 8912	5e			
6	**Total credits.** Add lines 5a through 5e			6	0
7	Subtract line 6 from line 4			7	0
8	Personal holding company tax (attach Schedule PH (Form 1120))			8	
9a	Recapture of investment credit (attach Form 4255)	9a			
b	Recapture of low-income housing credit (attach Form 8611)	9b			
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697)	9c			
d	Interest due under the look-back method—income forecast method (attach Form 8866)	9d			
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e			
f	Other (see instructions—attach statement)	9f			
10	**Total.** Add lines 9a through 9f			10	0
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31			11	0

Part II–Payments and Refundable Credits

12	2015 overpayment credited to 2016			12	
13	2016 estimated tax payments			13	
14	2016 refund applied for on Form 4466			14	( )
15	Combine lines 12, 13, and 14			15	0
16	Tax deposited with Form 7004			16	
17	Withholding (see instructions)			17	
18	**Total payments.** Add lines 15, 16, and 17			18	0
19	Refundable credits from:				
a	Form 2439	19a			
b	Form 4136	19b			
c	Form 8827, line 8c	19c			
d	Other (attach statement—see instructions)	19d			
20	**Total credits.** Add lines 19a through 19d			20	0
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32			21	0

Schedule K Other Information (see instructions)

		Yes	No
1	Check accounting method: a ☑ Cash b ☐ Accrual c ☐ Other (specify) ▶		
2	See the instructions and enter the:		
a	Business activity code no. ▶ 551112		
b	Business activity ▶ HOLDING COMPANY		
c	Product or service ▶ HOLDING COMPANY		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group? If "Yes," enter name and EIN of the parent corporation ▶		✓
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		✓
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)	✓	

Schedule K	Other Information *(continued from page 3)*			Yes	No

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. | | | | | ✓ |

If "Yes," complete (i) through (iv) below.

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. | | | | | ✓ |

If "Yes," complete (i) through (iv) below.

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Country of Organization	(iv) Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . . | | ✓ |

If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions.

If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock? . . . . | | ✓ |

For rules of attribution, see section 318. If "Yes," enter:

(i) Percentage owned ▶ _____ and **(ii)** Owner's country ▶ _____

(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached ▶_____

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . ▶ ☐

If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during the tax year ▶ $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) ▶ _____ 1 _____

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here . . . . . ▶ ☐

If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election won't be valid.

12 Enter the available NOL carryover from prior tax years (don't reduce it by any deduction on line 29a.) ▶ $ _____

13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? . . . . | ✓ | |

If "Yes," the corporation isn't required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year ▶ $ _____ 0

14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions . . . . | | ✓ |

If "Yes," complete and attach Schedule UTP.

15a Did the corporation make any payments in 2016 that would require it to file Form(s) 1099? . . . . | | ✓ |

b If "Yes," did or will the corporation file required Forms 1099? . . . . | | ✓ |

16 During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock? . . . . | | ✓ |

17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction? . . . . | | ✓ |

18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million? . . . . | | ✓ |

19 During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code? . . . . | | ✓ |

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	(a)	(b)	(c)	(d)
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )		( )	
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )		( )	
11a	Depletable assets				
b	Less accumulated depletion	( )		( )	
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )		( )	
14	Other assets (attach statement)				
15	Total assets				
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more				
21	Other liabilities (attach statement)				
22	Capital stock:　a Preferred stock				
	b Common stock				
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement)				
25	Retained earnings—Unappropriated				
26	Adjustments to shareholders' equity (attach statement)				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity				

Schedule M-1　Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		7	Income recorded on books this year not included on this return (itemize):	
2	Federal income tax per books				
3	Excess of capital losses over capital gains			Tax-exempt interest $ _____	
4	Income subject to tax not recorded on books this year (itemize): _____			_____	
	_____		8	Deductions on this return not charged against book income this year (itemize):	
5	Expenses recorded on books this year not deducted on this return (itemize):		a	Depreciation $ _____	
			b	Charitable contributions $ _____	
a	Depreciation　$ _____			_____	
b	Charitable contributions　$ _____				
c	Travel and entertainment　$ _____		9	Add lines 7 and 8	
6	Add lines 1 through 5		10	Income (page 1, line 28)—line 6 less line 9	

Schedule M-2　Analysis of Unappropriated Retained Earnings per Books (Line 25, Schedule L)

1	Balance at beginning of year		5	Distributions:　a Cash	
2	Net income (loss) per books			b Stock	
3	Other increases (itemize): _____			c Property	
	_____		6	Other decreases (itemize): _____	
	_____		7	Add lines 5 and 6	
4	Add lines 1, 2, and 3		8	Balance at end of year (line 4 less line 7)	

SCHEDULE G (Form 1120)
(Rev. December 2011)
Department of the Treasury
Internal Revenue Service

Information on Certain Persons Owning the Corporation's Voting Stock

▶ Attach to Form 1120.
▶ See instructions on page 2.

OMB No. 1545-0123

Name	Employer identification number (EIN)
MARTELL BROADCASTING SYSTEMS INC.	46-4501388

Part I **Certain Entities Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4a). Complete columns (i) through (v) below for any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Percentage Owned in Voting Stock

Part II **Certain Individuals and Estates Owning the Corporation's Voting Stock.** (Form 1120, Schedule K, Question 4b). Complete columns (i) through (iv) below for any individual or estate that owns directly 20% or more, or owns, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote (see instructions).

(i) Name of Individual or Estate	(ii) Identifying Number (if any)	(iii) Country of Citizenship (see instructions)	(iv) Percentage Owned in Voting Stock
CAREY MARTELL	540-13-9717	USA	51%

2016 DELAWARE 2016
CORPORATION INCOME TAX RETURN
FORM 1100
FOR CALENDAR YEAR 2016

DO NOT WRITE OR STAPLE IN THIS AREA - REVENUE CODE 0042

for Fiscal year beginning _____ and ending _____

EMPLOYER IDENTIFICATION NUMBER 4 6 4 5 0 1 3 8 8

Name of Corporation
MARTELL BROADCASTING SYSTEMS INC.
Street Address
1120 PALOMINO LN

City	State	Zip Code
SAN MARCOS	TX	78666

CHECK APPLICABLE BOX:

Delaware Address if Different than Above
1675 S STATE ST STE B

City	State	Zip Code
DOVER	DE	19901

X INITIAL RETURN   CHANGE OF ADDRESS   EXTENSION ATTACHED

IF OUT OF BUSINESS, ENTER DATE HERE: _____

State of Incorporation: DE   Nature of Business: HOLDING COMPANY

DATE OF INCORPORATION: 11 20 13

ATTACH COMPLETED COPY OF FEDERAL FORM 1120

1. Federal Taxable Income (See Specific Instructions) 0
2. Subtractions:
   (a) Foreign dividends, interest and royalties ....
   (b) Net interest from U.S. securities (Schedule 1, Column 2) ....
   (c) Interest from affiliated companies (Schedule 1, Column 3) ....
   (d) Gain from sale of U.S. or Delaware securities ....
   (e) Wage deduction - Federal Jobs Credit ....
   (f) Handicapped accessibility deduction (Attach statement) ....
   (g) Net operating loss carry-over ....
   (h) Other ....
   (i) Total. Add Lines 2(a) through 2(h) 0
3. Line 1 minus Line 2(i) 0
4. Additions:
   (a) All state and political subdivision income taxes deducted in computing Line 1 ....
   (b) Loss from sale of U.S. or Delaware securities ....
   (c) Interest income from obligations of any state except DE (Schedule 1, Column 4)
   (d) Depletion expense - oil and gas ....
   (e) Interest paid affiliated companies (See Instructions) ....
   (f) Donations included in Line 1 for which Delaware income tax credits were granted
   (g) Total. Add Lines 4(a) through 4(f) 0
5. Entire net income [Line 3 plus Line 4(g)] 0

WHERE LINE 5 IS DERIVED ENTIRELY FROM SOURCES WITHIN DELAWARE, ENTER AMOUNT ON LINE 11.
WHERE THE ENTIRE INCOME IS NOT DERIVED FROM SOURCES WITHIN DELAWARE, COMPLETE ITEMS 6 TO 10 INCLUSIVE.

6. Total non-apportionable income (or loss) (Schedule 2, Column 3, Line 8) ....
7. Income (or loss) subject to apportionment (Line 5 minus Line 6) ....
8. Apportionment percentage (Schedule 3D, Line 8) ....
9. Income (or loss) apportioned to Delaware (Line 7 multiplied by Line 8) ....
10. Non-apportionable income (or loss) (Schedule 2, Column 1, Line 8) ....
11. Total (Line 9 plus or minus Line 10) 0
12. Delaware Taxable Income (Line 5 or Line 11, whichever is less) 0
13. Tax @ 8.7% 0
14. Delaware tentative tax paid ....
15. Credit carry-over from prior year ....
16. Other payments (attach statement) ....
17. Approved income tax credits ....
18. Total payments and credits. Add Lines 14 through 17 0
19. If Line 13 is greater than Line 18 enter BALANCE DUE AND PAY IN FULL ....
20. If Line 18 is greater than Line 13 enter OVERPAYMENT:
    (a) Total OVERPAYMENT 0
    (b) to be REFUNDED 0
    (c) to be CREDITED to 2017 TENTATIVE TAX 0



DF11016019999

PLEASE SEE REVERSE SIDE FOR SIGNATURE LINES AND MAILING INSTRUCTIONS.

SCHEDULE 1 - INTEREST INCOME — 2016 FORM 1100 PAGE 2

	Description Of Interest	Column 1 Foreign Interest	Column 2 Interest Received From U.S. Securities	Column 3 Interest Received From Affiliated Companies	Column 4 Interest Received From State Obligations	Column 5 Other Interest Income	
1							1
2							2
3							3
4							4
5							5
6	**Totals**						6

SCHEDULE 2 - NON-APPORTIONABLE INCOME ALLOCATED WITHIN AND WITHOUT DELAWARE

	Description	Column 1 Within Delaware	Column 2 Without Delaware	Column 3 Total	
1	Rents and royalties from tangible property				1
2	Royalties from patents and copyrights				2
3	Gains or (losses) from sale of real property				3
4	Gains or (losses) from sale of depreciable tangible property				4
5	Interest income from Schedule 1, Columns 4 and 5, Line 6				5
6	Total				6
7	Less: Applicable expenses (Attach statement)				7
8	Total non-apportionable income				8

SCHEDULE 3 - APPORTIONMENT PERCENTAGE

Schedule 3-A - Gross Real and Tangible Personal Property

	Description	Within Delaware Beginning of Year	Within Delaware End of Year	Within and Without Delaware Beginning of Year	Within and Without Delaware End of Year	
1	Real and tangible property owned					1
2	Real and tangible property rented (Eight times annual rental paid)					2
3	Total					3
4	Less: Value at original cost of real and tangible property, the income from which is separately allocated (See instructions)					4
5	Total					5
6	Average value (See instructions)					6

Schedule 3-B - Wages, Salaries, and Other Compensation Paid or Accrued to Employees

	Description	Within Delaware	Within and Without Delaware	
1	Wages, salaries, and other compensation of all employees			1
2	Less: Wages, salaries, and other compensation of general executive officers			2
3	Total			3

Schedule 3-C - Gross Receipts Subject to Apportionment

1	Gross receipts from sales of tangible personal property			1
2	Gross income from other sources (Attach statement)			2
3	Total			3

Schedule 3-D - Determination of Apportionment Percentage

1	Average value of real and tangible property within Delaware		=	1
2	Average value of real and tangible property within and without Delaware			2
3	Wages, salaries and other compensation paid to employees within Delaware		=	3
4	Wages, salaries and other compensation paid to employees within and without Delaware			4
5	Gross receipts and gross income from within Delaware		=	5
6	Gross receipts and gross income from within and without Delaware			6
7	Total			7
8	Apportionment percentage (See instructions)			8

DF11016029999

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief it is true, correct, and complete. If prepared by a person other than the taxpayer, the declaration is based on all information of which the preparer has any knowledge.

6/2/2017 — *Date*
[signature] — *Signature of Officer*
PRESIDENT — *Title*
Careymartell@martellbro — *Email Address*



Date — *Signature of individual or firm preparing the return* — *Address*

MAKE CHECK PAYABLE AND MAIL TO: Delaware Division of Revenue, P.O. Box 2044, Wilmington, DE 19899-2044

(Form Revised 07/2016)